As filed with the Securities and Exchange Commission on January 7, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                             Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                            [Modern Times Group Logo]

FOR IMMEDIATE RELEASE                                           23 December 2002


               P4 RADIO NORWAY'S LICENCE TO EXPIRE AT END OF 2003

The Norwegian government has announced that it has decided not to renew the national radio broadcasting license of P4 Radio Hele Norge. Modern Times Group MTG AB owns 33% of P4 Radio alongside a group of other international investors, and the Company's shares are quoted on The Oslo Stock Exchange. Norway's Ministry of Church and Culture announced late on Friday that Norway's only national commercial radio broadcasting licence, which expires at the end of 2003, is to be awarded by the Norwegian government to a rival bidder.

Hans Holger Albrecht, President & CEO of MTG, commented: "We share P4's view that this is an absurd decision. We fully support P4's insistence on obtaining a full explanation from both the Ministry and the Norwegian government, as well as P4's decision to challenge this judgement in the courts".

"P4 has been broadcasting successful radio programmes for nearly ten years now and has proven its popularity with both listeners and advertisers, which suggests that this decision has not been taken in the public interest."

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO             tel: +46 (0) 8 562 000 50
Investor & Press Enquiries                        tel: +44 (0) 20 7321 5010


Modern Times Group is a leading vertically integrated media group with broadcasting, production, publishing and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-TV operator in the Nordic & Baltic region, the 3rd largest DTH Pay-TV operator in Europe, and has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.


                            MODERN TIMES GROUP MTG AB
              Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
  Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
                                   www.mtg.se

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)


                                    By: /s/ Hans-Holger Albrecht
                                        ----------------------------------
                                    Name: Hans-Holger Albrecht
                                    Title: CEO and Executive President of
                                           Modern Times Group MTG AB


Dated: January 7, 2003